As filed May 4, 2001 File No.

                                    333-50472

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form SB-1/A

                                 Amendment No. 2


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                EZEE RIDER CORP.
              (Exact name of small business issuer in its charter)

                Delaware                   4723                  16-1591048

            (State or jurisdiction    (Primary Standard      (I.R.S. Employer
           of incorporation or   Industrial Classification)  Identification No.)

            organization) Code No.)


        2541 Monroe Avenue, Suite 301, Rochester NY, 14618 (716) 244-1840

          (Address and telephone number of principal executive offices)

               2541 Monroe Avenue, Suite 301, Rochester NY, 14618
                   (Address or principal place of business or
                      intended principal place of business)

                            Morris Diamond, President
        2541 Monroe Avenue, Suite 301, Rochester NY, 14618 (716) 244-1840
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:
                              Craig A. Stoner, Esq
                 C/O Dill Dill Carr Stonbraker & Hutchings, P.C.
                 455 Sherman Street, Suite 300, Denver, CO 80231


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check
the following box.                                                    /X/_____

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                         / /______

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                               /  /------

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                              /  /------

If delivery of the prospectus is expected to be made pursuant to Rule 434, check
the following box.                                                  /  /______

                         Calculation Of Registration Fee


------------------------------- ---------------------------- ---------------------------- ----------------------------

    Title of Each Class of          Dollar Amount To be       Proposed Maximum Offering            Amount of
 Securities to be Registered            Registered                 Price Per Unit              Registration Fee

------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------

         Common Stock                    $500,000                       $0.50                      $ 132.00

------------------------------- ---------------------------- ---------------------------- ----------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Disclosure Alternative used (check one) Alternative 1 ; Alternative 2 X
                                                                      -

                    SUBJECT TO COMPLETION, DATED MAY 4, 2001

                                EZEE RIDER CORP.
                        1,000,000 SHARES OF COMMON STOCK


We are offering 1,000,000 shares of common stock for sale to the public. Prior to this offering, there has been no public market for the shares of our common stock. See "Plan of Distribution." The shares of common stock are offered by us, through Platinum Investments Corporation. Platinum Investments is not required to sell any specific number or dollar amount of shares but will its best efforts to sell the maximum number of shares offered. See "Plan of Distribution" which explains in detail the terms and conditions of this offering. This offering of shares will terminate on the earlier of the date all of the shares offered are subscribed for or _________________ [90 days from the date of this prospectus]. Please note that in the event that all of the shares being offered have not been sold by _____________, 200__, we may extend the offering for up to an additional 90 days.


There is no minimum offering and no escrow. Therefore any funds received from a purchaser will be available to us as received and need not be refunded to the purchaser. There is no minimum amount which must be purchased by a subscriber.
                             ----------------------
There is currently no market for our shares and no market may ever develop for our shares. We intend to apply for a listing of our common stock on the OTC Bulletin Board after the effective date of this prospectus.
                             ----------------------
This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "risk factors" beginning on page 4 of this prospectus.
                             ----------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.
                             ----------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.



               Shares Offered


               ------------------------ ------------------- ------------------- --------------------

                                                               Underwriting      Proceeds To EZEE
                                                              Discounts And       Rider Corp. (2)
                                         Price To Public     Commissions (1)

               ------------------------ ------------------- ------------------- --------------------
               ------------------------ ------------------- ------------------- --------------------

               Per Share                            $ 0.50              $ 0.04               $ 0.46

               ------------------------ ------------------- ------------------- --------------------
               ------------------------ ------------------- ------------------- --------------------

               Total Offering                    $ 500,000            $ 40,000            $ 460,000

               ------------------------ ------------------- ------------------- --------------------


(1) Underwriting commissions and discounts: We have engaged Platinum Investments Corporation, 4231 West Ridge Road, Suite B, Rochester, NY 14626 as a broker-dealer to sell the shares and we will pay them up to an 8% commission.

(2) Proceeds to EZEE Rider: These amounts do not reflect the deduction of expenses of this offering, estimated at $60,000.

                                EZEE Rider Corp.

                         2541 Monroe Avenue, Suite 301,
                               Rochester NY, 14618
                                 (716) 244-1870

                The date of this prospectus is ___________, 2001


              TABLE OF CONTENTS


              Prospectus Summary                                                                  3

              Risk Factors
                                                                                                3 - 6
              Special Note Regarding Forward-Looking Statements

              Dilution                                                                            6

              Dividend Policy                                                                     7

              Use Of Proceeds                                                                     8

              Summary Financial Data                                                              8

              Plan Of Operations                                                               9 - 10

              Description Of Business                                                          10 - 14

              Description Of Property                                                            14

              Management Of EZEE Rider Corp.                                                     15

              Directors And Executive Compensation                                               16

              Security Ownership Of Certain Beneficial Owners And Management                   16 - 17

              Interest Of Management And Others In Certain Transactions                          17

              Description Of Securities                                                          17

              Plan Of Distribution                                                               18

              Method Of Subscribing                                                              18

              Expiration Date                                                                    18

              Right To Reject                                                                    19

              No Escrow                                                                          19

              Transfer Agent                                                                     19

              SEC Position On Indemnification                                                    19

              Legal Matters                                                                      19

              Experts                                                                            19

              Available Information                                                              20

              Reports To Stockholders                                                            20

              Financial Statements                                                               21

              Dealer Prospectus Delivery Obligation                                              35

Prospectus Summary

Our Company

EZEE Rider Corp. is a corporation that was organized under the laws of the State of Delaware on July 12, 2000. EZEE Rider was formed for the purpose of becoming a transportation freight amalgamator of small motor carriers with our only office located in Rochester, New York.

We intend to evolve our business to amalgamate the transport capacity of numerous small common and contract general commodities motor freight carriers in the 48 contiguous United States.

The Offering


Securities offered                                  1,000,000 shares of common stock at $0.50 per share

Securities outstanding prior to offering            960,000 shares of common stock (as of May 4, 2001)

Securities outstanding subsequent to offering,      1,960,000 shares of common stock
assuming all common stock is sold

Use of Proceeds                                     Estimated at $400,000 net of offering expenses, assuming all securities offered are sold. (The securities are being offered on a "best efforts" basis and, consequently, if we do not sell all of the shares being offered, we will receive less than
                                                    $400,000.) To be used for marketing, furniture and equipment, acquisitions and development of franchises, and working capital.


Risk Factors

Investing in our securities involves a high degree of risk. You should consider carefully the information under the caption "Risk Factors" in deciding whether to purchase the securities offered under this prospectus.

                                  Risk Factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


We do not have a history of operations; if we are unsuccessful your investment will be worthless.


We have no operating history and have not proved we can operate successfully. If we fail, your investment in our common stock will become worthless.


Our opinion from our independent certified public accountant has an explanatory paragraph that states that EZEE Rider "...is in its start-up phase and has no operating history. EZEE Rider Corp. presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, EZEE Rider Corp. may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated..." This means that we do not have sufficient capital resources to operate in a manner similar to other companies in our industry. The risk to you should you purchase common stock in this offering is that if we do not raise sufficient capital and do not continue operations, it is likely the amount for which you could sell your common stock purchased in this offering will be lower than the amount you paid for it, or your investment may become worthless.

If we are unable to sell all of the shares being offered, we may not be able to fully implement our business plan.

If we sell 25% of the shares being offered, our estimated net proceeds would be $70,500. Of that amount, $15,000 is allocated for marketing and sales and $10,000 is allocated for acquisitions and franchise development (see "Use of Proceeds"). Below the success level of 25% in this offering, our ability to complete acquisitions could be impaired due to a lack of available cash and our ability to develop franchises could also be limited. As a consequence, revenues and cash flow may not materialize and your investment may become worthless.

We are dependent upon our officers and directors, who have a limited amount of time to devote to implementing our business plan, and if we lose their services we may not be able to continue operations.


We rely on our president, Mr. Morris Diamond, and our secretary, Ms. Shirley Diamond. Since we have no other employees, if we lose their services, we will cease operations causing your investment to be worthless.


We depend upon the continued services of our two executive officers. Since we have no other executive officers and no capital with which to attract others at this time, the loss of their services could cause EZEE Rider to go dormant or to close down, which would cause the value of your common stock purchased in this offering to become worthless.


Initially, Mr. And Ms. Diamond will not spend full time on the activities of EZEE Rider since their current activities would take up some of their time. They can devote more and more time to the activities of EZEE Rider as time goes on. Initially, they expect to spend approximately one day per week and increase that weekly time as our activities increase. Mr. Diamond is prepared to devote himself full time to the success of our plan of business as the growth potential develops.

We do not currently maintain "key-man" life insurance on our executive officers, and there is no contract in place assuring their services for any length of time.


Our executive officers have no industry experience and may not be successful in implementing our business plan.

Our officers have no experience in operating a trucking company and the limitations imposed by the absence of other experienced staff could cause EZEE Rider to fail in its business.

We rely on our officers to start and operate EZEE Rider even though we have no commitments for trucking contracts or franchisee commitments and may not be able to generate such contracts or commitments in the future. If we are unable to generate such contracts or commitments, the value of your investment may decline or become totally worthless.

We may experience problems associated with rapid business growth and expansion which could strain our available resources.


We expect to expend significant time and effort in expanding our business, including the potential for acquiring other businesses. This growth may place a significant strain on our resources. We cannot be certain that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth will also impose significant additional responsibilities on members of our management, including the need to identify, recruit and integrate new senior level managers and executives. We cannot be certain that we can identify and retain such additional managers and executives. As a result, we cannot assure you that we will be able to expand our business or manage any future growth effectively and profitably.


We may be adversely affected by motor fuel price escalations which could increase our operating costs.


When we enter into trucking contracts, we may do so at fixed rates. If fuel costs rise in the market in general, that could mean we could encounter the situation where the upward movement of fuel prices would result in lower or negative profitability. This could cause the value of your investment to decline.

If we utilize independent contractors and the applicable taxing authorities challenge our classification of such persons as independent contractors our personnel costs may increase.

Federal and state authorities have from time to time asserted that independent contractors in the transportation industry are employees rather than independent contractors. Where independent contractors are used, federal and state authorities could challenge this position. Furthermore, laws, including tax laws, and interpretations of various laws, may change. If we were required to pay for and administer added benefits to independent contractors, our operating costs could substantially increase.

We may not have adequate insurance coverage and may be forced to cease operations if there is a significant claim against us.

We anticipate that drivers may be involved in accidents from time to time. We currently carry no liability insurance. However, as operations commence, we will seek to obtain coverage of $1,000,000 for each accident (subject to applicable deductibles) with umbrella coverage up to $25 million. We cannot guarantee that claims against us will not exceed the amount of coverage. Were there to be an adverse trend in the frequency or severity of accidents, liability claims or workers' compensation claims against us, or unfavorable resolutions of those claims, our operating results could be materially adversely affected. Significant increases in insurance costs could reduce our profitability.

We must comply with governmental regulations and licensing requirements which restrict our ability to implement our business plan.

Our intended operations will be subject to federal, state and international laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of franchises and the regulation of the franchisor/franchisee relationship. As of the date of this prospectus, we have not prepared any materials for the offer and sale of franchises. Generally, the materials consist of a franchise agreement and a disclosure document which is similar to this prospectus. Once we prepare those materials, we will have to submit them to the applicable authorities for review and we will not be able to offer or sell franchises until authorized by the applicable authorities. From time to time, we may be required to update our materials and may be unable to offer or sell franchises until the applicable authorities have reviewed the revised materials and authorized us to continue sales. Such delays could affect our ability to offer and sell franchises. In addition, we may be subject to capitalization, bonding, escrow and impoundment requirements in connection with the offer and sale of franchises. These requirements could severely limit our ability to offer and sell franchises.

We do not expect nor have we encountered any material effect from the discharge of materials, communications from environmental agencies, or capital expenditures for environmental control facilities. We do not intend to store any quantities of oils and fluids. However, EZEE Rider or its franchisees may become subject to various federal, state and local environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials and hazardous wastes. If any such substances were improperly transported, released or improperly stored on any of EZEE Rider's property or the property of any franchisee, including leased properties, or if we were found to be in violation of applicable environmental laws and regulations, we could be responsible for clean-up costs, property damage and fines or other penalties, any one of which could have a material adverse effect on our financial condition and results of operations.


Our delivery operations are expected to be subject to various state, local and federal regulations that in many instances require permits and licenses. Our failure to maintain required permits or licenses or to comply with these laws and regulations could subject us to substantial fines or could lead to the revocation of our authority to conduct certain of our operations.

If we are unable to attact and retain qualified drivers, we may be forced to cease operations.


Competition for drivers is intense within the trucking industry. We may experience difficulty attracting and retaining qualified drivers and owner-operators because of a lack of financial resources to offer the most competitive salaries to qualified drivers. This would result in a reduced level of service and our ability to obtain new business. We may incur significant expenses in recruiting, marketing and training new employees. The effect would be increased costs, lower profits, and a likely decrease in the value of your investment.


We may be subject to union representation of employees which could increase our personnel costs.


We intend to be a non-union organization, however, unions such as the International Brotherhood of Teamsters and its locals have traditionally been active in the U.S. trucking industry. We anticipate that if we have any employees they may be subject to union organization efforts from time to time, and we could be subject to future unionization efforts as our operations expand.

Unionization of any of our workforce could result in higher employee compensation and working condition demands that could increase our operating costs or constrain our operating flexibility. Work interruptions may be threatened which could cause cessation of operations with a corresponding adverse financial impact.


There is a lack of a public market for our common shares which limits your ability to resell your shares.


There has been no public market for our common shares. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined arbitrarily and may not be indicative of the market price for our common shares after this offering.


The "penny stock" rules may restrict your ability to resell your shares.


If a market develops for our common stock, our common stock would, most likely, be subject to rules promulgated by the SEC relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the security. These rules may discourage or restrict the ability of brokers to sell our common stock and may affect the secondary market for the common stock.


                Special Note Regarding Forward-Looking Statements


This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Dilution

If you purchase the common stock, you will experience an immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial offering price.

"Dilution" represents the difference between the public offering price per share of common stock and the adjusted pro forma net tangible book value per share of common stock immediately after the completion of this offering. Dilution arises mainly from an arbitrary decision by EZEE Rider about the offering price per share of common stock. In this offering, the level of dilution will be increased as a result of EZEE Rider's low net tangible book value before this offering.


The following table illustrates the anticipated dilution of a new investor's equity in a share of common stock at different amounts of success with this offering, based on our net tangible book value at December 31, 2000:


----------------------------------------------------------------------- -------------- ------------- ---------------

                                                                          25% Sold       50% Sold      100% Sold

----------------------------------------------------------------------- -------------- ------------- ---------------
----------------------------------------------------------------------- -------------- ------------- ---------------

Offering price per share of common stock                                       $ 0.50        $ 0.50          $ 0.50

----------------------------------------------------------------------- -------------- ------------- ---------------
----------------------------------------------------------------------- -------------- ------------- ---------------

Net tangible book value per common share before offering                     $ (0.00)      $ (0.00)        $ (0.00)

----------------------------------------------------------------------- -------------- ------------- ---------------
----------------------------------------------------------------------- -------------- ------------- ---------------

Increase per share attributable to new investors                               $ 0.15        $ 0.22          $ 0.31

----------------------------------------------------------------------- -------------- ------------- ---------------
----------------------------------------------------------------------- -------------- ------------- ---------------

Pro forma net tangible book value per common share after offering              $ 0.14        $ 0.22          $ 0.31

----------------------------------------------------------------------- -------------- ------------- ---------------
----------------------------------------------------------------------- -------------- ------------- ---------------

Dilution per common share to new investors                                     $ 0.36        $ 0.28          $ 0.19

----------------------------------------------------------------------- -------------- ------------- ---------------
----------------------------------------------------------------------- -------------- ------------- ---------------

Percentage dilution                                                               71%           56%             39%

----------------------------------------------------------------------- -------------- ------------- ---------------


The following table sets forth, as of December 31, 2000, after giving effect to the sale of 25%, 50%, and 100% of the offering, a comparison of the respective investment and equity of the current shareholders and investors purchasing shares in this offering.

                              25% Of Offering Sold


--------------------- --------------------------------- ---- ----------------------------------- -- ------------------

                      Shares Purchased Total Consideration

--------------------- --------------------------------- ---- ----------------------------------- -- ------------------
--------------------- ------------------                     ------------------                     ------------------

                                 Number             Percent             Amount             Percent      Average Price
                                                                                                            Per Share

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Existing                        960,000                 79%              9,600                  7%           $   0.01
shareholders

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

New investors                   250,000                 21%            125,000                 93%           $   0.50

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Total                         1,210,000                100%            134,600                100%

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


                              50% Of Offering Sold


--------------------- --------------------------------- ---- ----------------------------------- -- ------------------

                      Shares Purchased Total Consideration

--------------------- --------------------------------- ---- ----------------------------------- -- ------------------
--------------------- ------------------                     ------------------                     ------------------

                                 Number             Percent             Amount             Percent      Average Price
                                                                                                            Per Share

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Existing                        960,000                 66%              9,600                  4%           $   0.01
shareholders

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

New investors                   500,000                 34%            250,000                 96%           $   0.50

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Total                         1,460,000                100%            259,600                100%

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


                              100% Of Offering Sold


--------------------- --------------------------------- ---- ----------------------------------- -- ------------------

                      Shares Purchased Total Consideration

--------------------- --------------------------------- ---- ----------------------------------- -- ------------------
--------------------- ------------------                     ------------------                     ------------------

                                 Number             Percent             Amount             Percent      Average Price
                                                                                                            Per Share

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Existing                        960,000                 49%              9,600                  2%           $   0.01
shareholders

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

New investors                 1,000,000                 51%            500,000                 98%           $   0.50

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Total                         1,960,000                100%            509,600                100%

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

                                 Dividend Policy


To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.



                                 Use Of Proceeds


If we sell all of the shares being offered, our net proceeds are estimated to be $390,000 after expenses of $60,000 and an 8% selling commission on all of the shares. To the extent that we sell more shares without using the services of a placement agent, the net proceeds will be increased. Our net proceeds are as follows:


                                                               Level of Success in this Offering:
-------------------------------------------------------------- ----------------- ----------------- ----------------

                                                                     25%               50%              100%

-------------------------------------------------------------- ----------------- ----------------- ----------------
-------------------------------------------------------------- ----------------- ----------------- ----------------

Proceeds from Offering                                                $ 125,000         $ 250,000        $ 500,000
Less - Broker-Dealer Commissions                                       (10,000)          (20,000)
                                                                                                          (40,000)
Less - Expenses of Offering                                            (42,000)          (53,000)
                                                                                                          (60,000)

-------------------------------------------------------------- ----------------- ----------------- ----------------
-------------------------------------------------------------- ----------------- ----------------- ----------------

Net Proceeds                                                          $  73,000         $ 177,000        $ 400,000

============================================================== ================= ================= ================

We intend to use the net proceeds to support our anticipated growth over the next twelve months. We expect to experience negative cash flow from operations for at least the next six months.

We expect that our cash requirements will exist principally in the following areas and, based upon the level of success we achieve in this offering, we anticipate using the proceeds from this offering as follows:

                                                                       Level of
Success in this Offering:
-------------------------------------------------------------- ----------------- ----------------- ----------------

                                                                     25%               50%              100%

-------------------------------------------------------------- ----------------- ----------------- ----------------
-------------------------------------------------------------- ----------------- ----------------- ----------------

Marketing and Sales                                                   $  15,000         $  30,000        $  60,000
Office Space                                                             10,000            12,500
                                                                                                            15,000
Computer Equipment and Software                                          17,500            20,000
                                                                                                            25,000
Acquisitions and Franchise Development                                   10,000            80,000
                                                                                                           210,000
Working Capital                                                          20,500            34,500
                                                                                                            90,000

-------------------------------------------------------------- ----------------- ----------------- ----------------
-------------------------------------------------------------- ----------------- ----------------- ----------------

Total                                                                 $  73,000         $ 177,000        $ 400,000

============================================================== ================= ================= ================

The amount and timing of any of the above expenses will depend on various factors, including rates of business growth, specific technology, capital equipment and other requirements imposed by our customers and opportunities presented to us.

Our total capital requirements over the next several years are likely to be substantially more than the anticipated offering proceeds. However, assuming that we are able to sell all of the shares of stock we are offering, we believe the net proceeds of this offering will be sufficient to fund our operations for at least the next twelve months. Any changes in proposed expenditures will be made at the discretion of EZEE Rider's board of directors.

Pending such uses, we intend to invest the proceeds from this offering in short term, investment-grade, and interest bearing securities.

                             Summary Financial Data

The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. Interim results may not be indicative of the results of operations to be expected for a full fiscal year.


                                                                         December 31, 2000     March 31, 2001
                                                                                                 (Unaudited)

----------------------------- ----------------------------------------- --------------------- ------------------
----------------------------- ----------------------------------------- --------------------- ------------------

Balance Sheet:                Working Capital                                   $171                 $66
                              Total Assets                                     $1,821              $1,566
                              Total Liabilities                                $1,650              $3,500
                              Stockholders' Equity                              $171              $(1,934)

----------------------------- ----------------------------------------- --------------------- ------------------
----------------------------- ----------------------------------------- --------------------- ------------------



                                                                                               From Inception
                                                                           From Inception      (July 12, 2000)
                                                                         (July 12, 2000) to   to March 31, 2001
                                                                         December 31, 2000       (Unaudited)

----------------------------- ----------------------------------------- --------------------- ------------------
----------------------------- ----------------------------------------- --------------------- ------------------

Statement of Operations:      Revenue                                           $ -                  $ -
                              Operating Expense                                 $ -                  $ -
                              Operating Income (Loss)                           $ -                  $ -
                              Other Expenses                                   $9,429              $11,534
                              Net Income (Loss)                               $(9,429)            $(11,534)

----------------------------- ----------------------------------------- --------------------- ------------------

                               Plan Of Operations


Following is our plan of operations based upon the amount of capital we raise in this offering. See "Use of Proceeds". We intend to engage in the business of amalgamating the transportation capacity of small motor carriers. See "Description of Business". In order to operate, we must have capital to fund the marketing and infrastructure (computer equipment, office space, and general overhead) necessary to originate contracts with small motor carriers as a means to amalgamate the transportation capacity collectively at their disposal.

Assuming we raise 25% of the total amount in this offering, we believe we will be able to finance our planned operations without having to raise any additional cash in the next four to five months. If we only raise 25% of the total amount in this offering, our growth will be slow since we will be limited in our ability to develop the necessary infrastructure and pay salaries until such time as we are generating and collecting revenue from transportation contracts. No such contracts are in place as of the date of this prospectus. If we are successful in selling 25% of the securities offered, we intend to limit our infrastructure spending to the purchase of the a computer system but little or no implementation of software (including the capability to network any computer operations), other administrative support functions, and the development and execution of a limited sales marketing plan. In addition, our ability to efficiently amalgamate operations around common operational processes will be limited. The limitations on the ability to purchase computer applications would likely have an impact on our ability to communicate operational data, including scheduling and dispatch information, as well as the ability to meet our motor fuel tax reporting requirements to various state agencies. These factors could limit our scope of operations and our rate of growth. We may also be limited in our ability to procure accident insurance at the desired level, which would limit operations as coverage would only be obtainable for three to five vehicles.

Assuming we raise 50% of the total amount in this offering, we believe we will be able to finance our planned operations for nine to ten months without having to raise additional cash. If we only raise 50% of the total amount in this offering, our growth will be less rapid than if all of the common stock were to be sold. In addition to purchasing a computer, we expect to implement basic software to create an intranet communication and control system to be used among our affiliated providers (company-owned and franchised) to monitor and control the operations, scheduling, reporting, compliance, billing, collection and other operational aspects of the business. A more developed sales and marketing plan can be developed, and more funds would be available to begin amalgamating the transportation capacity of small motor carriers. Funds would be expected to provide coverage for up to ten vehicles Page 9

Assuming we raise the total amount in this offering, we believe we will be able to finance our planned operations without having to raise any additional cash in the next 12 months. With the net cash proceeds from this offering, we intend to purchase sufficient hardware and software unique to servicing transportation contracts to enable execution of our business plan, and use a substantial portion of the funds raised to initiate and maintain professional marketing and execute our plan of growing through franchises and acquisitions.


                             Description Of Business

General


EZEE Rider Corp. is a corporation that was organized under the laws of the State of Delaware in July 2000. We were formed for the purpose of becoming a transportation freight amalgamator for the hauling of freight by small motor carriers with our sole office located in Rochester, New York.


We intend to evolve our business to amalgamate the transport capacity of numerous small common and contract general commodities motor freight carriers in the 48 contiguous United States.

Plan Of Operation

Our plan of operation for the twelve months following the commencement of this offering will be to amalgamate the transportation services of small to medium-size, privately owned, locally operated, moving and storage companies. To achieve this objective, we will pursue a dual strategy of purchasing and franchising (co-branding) services with such entities.

In the case of purchases, our intention is to issue shares of our stock in connection with the business combination. However, we anticipate that, due to the implementation of changes to existing operations of target companies, we are planning to be able to support additional working capital requirements for up to an additional 180 days. Over time, it would be our goal to reduce working capital demands and restore this one-time increase of working capital to, or below, pre-acquisition levels for target companies. The actual amount of the additional working capital requirements would depend on the financial condition and operating characteristics of the target company.

In the case of franchises, we will charge a fee based on the value of the services provided to the franchisee, which are expected to be less than the current level of expenses for the franchisees, based on the benefits of leveraging economies of scale.


In either case, our goal will be to ultimately create a national identity as a motor carrier and to consolidate fragmented and cost-inefficient transportation capacity in order to optimize profit margins associated with the services provided by small motor carriers. Whether purchased or franchised, transporters will all operate under our "EZEE Rider" identity.


In the case of purchased operations, we intend to recognize revenues upon delivery of the related freight.

In the case of franchises, initial franchise application fee revenue from prospective franchisees would be recognized as income when the underlying transporter begins operations under the terms of the franchise agreement. Fees for ongoing franchise-related services would be recognized as income when the related underlying costs are charged to expense.

Although these strategies have been formulated, they have not yet been reduced to a formal set of written procedures.

Management believes that amalgamating freight capacity is an attractive option to traditional marketing by a fragmented industry comprising small motor carriers. We believe the benefits of our contracts include:

- Use of equipment: The process of amalgamating the freight capacity of small motor carriers should provide for a greater and more balanced utilization factor in the use of the transportation equipment. The increased efficiency of the equipment use and the decreased need for standby transportation capacity should increase the utilization factor and create the opportunity for rate reductions and increased profitability. Standby capacity refers to the amount of transportation capacity that is excess to normal operations. This standby capacity is created primarily to service peak or other abnormal demands for transportation. Typically, unaffiliated small motor carriers do not coordinate their transportation loading requirements to provide mutual backup in such situations; rather they individually schedule and dispatch freight, which creates excessive standby capacity to service the peak demands. Accordingly, the use of computer based software applications to improve scheduling and dispatch of all of the amalgamated motor carriers on a coordinated basis is expected to improve the utilization factor.

- Conservation of capital: Decreasing the need for standby transport capacity among small fragmented motor carriers should decrease the related capital commitments; accordingly, less money is tied-up in equipment costs and is available to be employed elsewhere resulting in lower prices charged to customers.

- Increased utilization leading to more stable cash flow: We believe balancing the utilization of the transportation equipment should also result in an improved capability to predict and manage the cash flow related to the equipment use and create additional opportunity for significant rate reductions and increased profitability. This is because cash flow derives from scheduling and dispatch with high load factors. For example, a load dispatched from New York to Philadelphia with an empty return, as might be the case with an independent motor carrier, could be converted to a load in both directions in the case where the same motor carrier were part of the amalgamated motor carriers having the benefits of operation as we envision them.

Servicing the trucking contracts involves establishing a freight transportation schedule, dispatching trucks, coordinating delivery, collecting the payments, and settling with the freight carrier. The main objectives in this area are to ensure the efficient scheduling and transport of goods and materials and to insure payments are collected on time. Accordingly, the capacity to service trucking contracts efficiently on a large scale is software driven. The primary costs of software development and implementation are incurred during the initial phases of our business plan.

We intend to develop a computer system available exclusively to franchisees and affiliates to monitor and control the operations, scheduling, reporting, compliance, billing, collection, settlement and other operational aspects of the business. There are industry specific applications already available which can be implemented to accomplish these goals, however, we anticipate the need for some peripheral development of networked capability among all participating motor carriers and to provide real-time updates of key data. The cost of the computer equipment and the implementation is shown under "Use of Proceeds". We intend to utilize outside assistance to develop this system.


As we have recently been organized, there exists no historical operating performance and no track record of freight amalgamation on our part.


Acquistions And Franchises


Each of the small motor carriers which we would amalgamate would be a licensed carrier with the U. S. Department of Transportation in various states and our business would be dependent their upon maintaining such operating authority.

Since we will cross state lines, we must register with the ICC to obtain interstate authority, and all motor carriers operating in interstate commerce must have a USDOT number. (This includes all interstate private, exempt, for hire and passenger motor carriers.) A new motor carrier must apply within 90 days after beginning operations. We have not yet applied for our interstate authority or USDOT number.

There are other permits and authority filings which need to be obtained for a motor carrier to travel inter-state. The extent of these permits and filings depend on the specific states in which we will seek to be registered and the loads that we will carry. These permits and authority filings include prorated license plates, fuel tax permits, permits for oversized or overweight vehicles, permits for the transportation of hazardous materials and, in some states, inspections of diesel engines.

The prototype small motor carrier envisioned for our program is typically an independent trucking company with fewer than 10 trucks and 50 employees. Exclusive of the capital cost of the trucks, the estimated cost required to operate such an organization is from $4.0 to $7.0 million, annually. We believe as much as $800,000 of such cost is related to indirect administrative cost. We believe elimination, or sharp reduction, of such costs can create the potential for improvement of profitability. To realize these cost savings, we will invest between $15,000 and $25,000 of the proceeds from this offering in computer equipment and software to create an intranet communication and control system to be used among our affiliated providers (company-owned and franchised) to monitor and control the operations, scheduling, reporting, compliance, billing, collection and other operational aspects of the business.

As our franchise program (described above) evolves, management anticipates royalty rates will range from 6% to 7.5% of gross revenues and an initial franchise fee of $25,000. In addition, the franchisee would be required to participate in an advertising program, 15% of which would be paid into the national advertising fund and 85% spent locally. We anticipate the standard franchise agreement to have an initial term of ten years and provide for five-year renewal options.

We are also considering a program under which qualified franchisees would be eligible to have their royalty rate reduced if they satisfy certain criteria. Under this approach, franchisees are provided with an incentive to purchase additional franchises. Any franchisee who has successfully operated under our program for at least one year would be charged a reduced initial franchise fee for subsequent franchises, provided certain conditions are met.


Upon non-renewal and transfer of a franchise, EZEE Rider would have the first right to purchase the operating assets. The decision to make the purchase would be made solely at management's discretion and would not be a contractual obligation.


We are also considering the feasibility of master franchise agreements to develop broader regional markets at a more aggressive pace. If implemented, the master franchisee would pay a license fee and would be required to develop EZEE Rider transportation centers in accordance with an agreed upon schedule within the defined area.

Market

Management believes consolidation in the trucking industry allows for low barriers of entry. Principally, the market for contracts among fragmented motor carriers is broad. We believe there are thousands of small providers of freight and brokerage services nationwide. The size of these organizations ranges from individual agents and representatives to full service freight brokers. We also believe the small fragmented motor carriers are having the most difficulty with infrastructure issues such as load dispatching, licensing, billing, collection, and other administrative services.

We will initially transact business in the western portion of the State of New York. That area is our initial market area because that is where our president, Morris Diamond, has most of his contacts and where we believe it will be most cost efficient to develop freight contracts.

The pricing structure for transportation services provided by the trucking industry has been deregulated and has become much more widely competitive in the recent past as more and more small motor carriers have commenced operations. The result is a very fragmented industry because there are a large number of companies, both big and small, which service different segments of the market. Some specialize in particular products, for example, automobiles or refrigerated goods. Any company with funds can set up an operation to provide transport, but we believe the keys are:

- being able to attract desirable transportation contracts and determine that the transport services align well with the hauling capability of the motor carrier and the geographical area offering the greatest opportunity for a high utilization rate of the transport capacity; and

-        delivering transport services so that a profit is made.

Marketing

We intend to initially market our business concept to small motor carriers through existing relationships with our President. Next, we intend to utilize a marketing campaign to broaden the scope of services and generate additional new business.

We intend to engage a marketing consultant to assist us with initiatives to advertise and market our services. The coverage could include print (primarily newspapers and trade journals), radio, television, internet, direct mail and telemarketing. The choice as to which of these media to utilize has not been decided and will be evaluated with the consultant based on the level of success of this offering.

As we grow, our marketing is planned to be through a centralized management team that will market, document, and service the transportation contracts. Through centralization, efficiencies and consistency in delivery of services can be achieved.


Our marketing objectives for companies we acquire or for franchisees are to create identity, increase sales, and enhance customers' experiences and retention.


Competition


The transportation industry is highly competitive. EZEE Rider will be in direct competition with other motor freight carriers, including many companies that are significantly larger than EZEE Rider. Direct competitors range from small independent carriers to large nationally based motor carriers. Management believes the principal competitive factors in the markets intended to be serviced are location, name recognition, reputation, quality of service and price. We intend to compete with these other carriers by attempting to provide better and more timely service, and by targeting major shippers situated in underserved territories. Our approach is to provide a competitive service at lower prices.


Government Regulation


Our intended operations will be subject to federal, state and international laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of franchises and the regulation of the franchisor/franchisee relationship. Generally, the sale of franchises requires the preparation of a disclosure document, similar to a prospectus. Prior to the offer or sale of the franchise, some states require that the disclosure document be filed with the applicable state authority for review. In addition, some states may require that we meet minimum capitalization requirements. At this stage we do not know what those requirements, if any, will be. If we do not meet the capitalization requirements, we may be required to post a bond. If we are unable to post such a bond, we will not be able offer franchises in those states. Some states require persons offering franchises to hold the franchise fee in escrow or an impoundment until the franchisor's obligations have been satisfied under the franchise agreement. If our capitalization is such that we cannot afford to place the franchise fee in escrow or impoundment we will not be able to offer franchises in those states.

Some states require filing of amendments to franchise documents in the event there is a material change from the disclosure contained in such documents. If we are required to file amended documents, we may not be able to offer or sell franchises during the review period. Such delays could affect our ability to offer and sell franchises.

In addition to filing disclosure documents in connection with the offer and sale of franchises, we may be required to register selling agents.

The offer and sale of franchises may also be subject to the business opportunity laws of certain states. If our franchise operations are subject to such laws, we may be required to file disclosure documents with the applicable state agencies. At this time, we are not sure how these laws will affect our operations, but any such filing requirements may limit our ability to offer and sell franchises, in which case, we may not be able to fulfill our business plan.

We do not expect nor have we encountered any material effect from the discharge of materials, compliance with rules and regulations of environmental agencies, or capital expenditures for environmental control facilities. We do not intend to store any quantities of oils and fluids. However, EZEE Rider or its franchisees may become subject to various federal, state and local environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials and hazardous wastes. If any such substances were improperly transported, released or stored on any of EZEE Rider's property or the property of any franchisee, including leased properties, or if we were found to be in violation of applicable environmental laws and regulations, we could be responsible for clean-up costs, property damage and fines or other penalties, any one of which could have a substantial negative effect on our financial condition and results of operations.

Our trucking operations are expected to be subject to various state, local and federal regulations that in many instances require permits and licenses. The Interstate Commerce Commission regulates freight rates, the issuance of operating permits, the authority to establish routes and types of commodities. The Department of Transportation regulates safety and hazardous materials issues.

All motor carriers operating in interstate or foreign commerce must have a USDOT number. A new motor carrier must apply within 90 days after beginning operations. There are also many other permits and authority filings for a motor carrier to travel inter-state. The specific states of registration and the loads being transported will ultimately determine what permits and filings will be required.

We currently do not have any of these permits and licenses, and we have no applications pending. The timing and extent of our application for these permits and licenses will be governed by the nature of operations of the trucking companies that are the target of our acquisition and franchise initiatives.

Multi-state fuel tax reporting is also required, generally on a quarterly basis. The basis of the tax stems from trip information relative to the loads being transported. Our failure to maintain required permits or licenses or to comply with these laws and regulations could subject us to substantial fines or could lead to the revocation of our authority to conduct certain of our operations.


Employees


EZEE Rider does not currently have any employees, consultants or independent contractors. We expect to hire personnel as necessary for sales and marketing, administration and operations. Following an acquisition of a trucking company, we may operate with some independent contractors in operations.


We intend to be a non-union organization, however, should any segment of the employee base of acquired or franchisee companies be represented in a collective bargaining process, work interruptions may be threatened which could cause cessation of operations with a corresponding adverse financial impact.


Where independent contractors are used, Federal and state authorities could challenge this position contending we are required to pay for and administer added benefits to independent contractors.



                             Description Of Property

As of the date of this prospectus, we have no properties and have no agreements to acquire any properties. We currently use the offices of Mr. Diamond, 2541 Monroe Avenue, Suite 304, Rochester, NY 14618, at no cost to EZEE Rider. Mr. Diamond has agreed to continue this arrangement until we begin operations.

When operations commence, our need for office space will likely increase and we intend to lease such space as needed. A portion of the proceeds from this offering have been allocated to leasing office space once operations are commenced (see "Use of Proceeds").

Management Of EZEE Rider Corp.


The directors and officers of EZEE Rider, their ages, addresses and principal positions are as shown in the following table. The term of office for directors and officers continues until their successor is elected or appointed, and qualifies.


Name and address                          Address                             Age     Position with EZEE Rider
----------------                          -------                             ---     ------------------------
Morris Diamond                            Business:                           80      President and Director from
                                           2541 Monroe Avenue-Suite 301               July 12, 2000 to date.
                                           Rochester, NY  14618
                                          Residence:
                                           105 Southern Parkway
                                           Rochester, NY  14618

Ms. Shirley Diamond                       Business:                           77      Secretary and Director from
                                           2541 Monroe Avenue-Suite 301               November15, 2000 to date.
                                           Rochester, NY 14618 Residence:
                                           105 Southern Parkway
                                           Rochester, NY  14618

Mr. Martin L. Osber                       Business and Residence:             60      Director, from November 15,
                                           221 Chartwell Court                        2000 to date.
                                           Rochester, NY  14618


Ms Shirley Diamond and Mr. Morris Diamond may be deemed to be "promoters" and "control persons" of EZEE Rider, as that term in defined in the Securities Act of 1933.

Morris Diamond has served as the President and a Director since the formation of EZEE Rider in July 2000. He is also the Chief Operating Officer of Southward Investments, LLC, a major shareholder - see "Principal Shareholders". Southward Investments, LLC provides capital to small development stage enterprises through equity investment and conventional lending arrangements. In calendar year 1999, Southward Investments, LLC had annual income of approximately $400,000. Southward Investments, LLC has no employees.

For the past five years, Mr. Diamond has been a self-employed business consultant, acting as a sole proprietor, extensively involved in business formation, mergers and acquisitions.

He has attended four years of college level courses at the Rochester Institute of Technology, located in Rochester, New York. Mr. Diamond does not have an undergraduate degree.

Initially, Mr. Diamond will not spend full time on the activities of EZEE Rider since his current activities take up some of his time. These activities include the financial and management consulting responsibilities he performs at this time. He can devote more and more time to the activities of EZEE Rider as time goes on since his financial and management consulting activities can be cut back. Initially, he expects to spend 10 hours per week on the activities of EZEE Rider and increase that weekly time as our activities increase. Mr. Diamond is prepared to devote himself full time to the success of our plan of business as the growth potential develops.

Mr. Diamond is the husband of Ms. Shirley Diamond.

Ms. Shirley Diamond has been the President of Tramdot Development Corporation, a privately held company, for the past twenty years. Her responsibilities include day to day oversight of Tramdot's operations. In the past, Tramdot Development Corporation has constructed and operated shopping centers. Such shopping centers have since been sold. Tramdot Development Corporation currently owns and operates a commercial warehouse.

Ms. Diamond is the wife of Mr. Morris Diamond.

Mr. Martin L. Osber has over 35 years of small business management and consulting experience with emphasis in the fields of new business development, tax auditing and planning, and financial negotiation. For the past ten years, he has worked as a self-employed consultant. As a sole proprietor, Mr. Osber has provided accounting, financial planning, and business consulting services to small to medium-sized companies.

                      Directors And Executive Compensation

Our officers and directors have received no compensation and we have no employment contracts with any of our officers and directors.


As of the date of this prospectus, there are no plans to pay any remuneration to our officers and directors. However, officers and directors may be reimbursed for out-of-pocket expenses. When we have funds and/or revenue from operations, the board of directors will determine any remuneration at that time. No remuneration is allocated to be paid from the proceeds of this offering.


         Security Ownership Of Certain Beneficial Owners And Management


The following table lists the persons who, at the date hereof, own of record or beneficially, directly or indirectly, more than 5% of the outstanding Common Stock of EZEE Rider, and all our officers and directors:

                                                                              Amount owned
            Name of Owner                            Address                 before offering       Percent(1)
            -------------                            -------                 ---------------       ----------
Mr. Morris Diamond(2,3,4)               2541 Monroe Avenue-Suite 301             710,000              74.0%
                                         Rochester, NY  14618

Ms. Shirley Diamond(2,3,4)              2541 Monroe Avenue-Suite 301             710,000              74.0%
                                         Rochester, NY  14618

Mr. Martin L. Osber                     221 Chartwell Court                      20,000               2.1%
                                         Rochester, NY  14618

All Officers and Directors as a                                                  730,000              76.0%
 group (3 persons)

Southward Investments, LLC. (3)         2541 Monroe Avenue                       360,000              37.5%
                                         Suite 301
                                         Rochester, NY 14618


Michael Diamond (5)                     Business:                                50,000               5.2%
                                         P.O. Box 31525
                                         Seattle, WA 98103 Residence:
                                         3242 80th Avenue SE
                                         Mercer Island, WA 98040

Rachelle Sukenik (5)                    Business and Residence:                  50,000               5.2%
                                         46 Moriah
                                         NOF Ayalon, D.N Shimshon
                                         Israel 99784

Suzanne Luxenberg (6)                   Business and Residence:                  50,000               5.2%
                                         20 Castlebar Road
                                         Rochester, NY 14610

Chabad Center                           1027 South Winton Road                   50,000               5.2%
                                         Rochester, NY 14618

ORA Academy                             600 East Avenue                          50,000               5.2%
                                         Rochester, NY 14617

Based on 960,000 shares of common stock outstanding on May 4, 2001.
Page 16

(2) Includes benefical ownership of 320,000 shares of common stock, shown both for Morris and Shirley Diamond, comprised of children, grandchildren and in-laws, as follows:

Rachelle Sukenik            50,000                   Michael Diamond              50,000
Stephanie Luxenberg         20,000                   Suzanne Luxenberg            50,000
Mahalia Diamond             20,000                   Jessica Diamond              20,000
Yosef Sukenik               20,000                   Shraga Sukenik               20,000
David Sukenik               20,000                   Shira Hershoff               20,000
Alice Safier                30,000


(3) Includes 360,000 shares held by Southward Investments, LLC. Mr. Diamond is the Chief Operating Officer of Southward Investments, LLC.

(4) Includes 30,000 shares held by Tramdot Development Corporation. Ms. Diamond is the President of Tramdot Development Corporation.

(5) Owner is a child of Morris and Shirley Diamond.

(6) Owner is a grandchild of Morris and Shirley Diamond.


            Interest Of Management And Others In Certain Transactions

As of the date of this prospectus, there have been no transactions and there are no proposed transactions, whether direct or indirect, with any of the following:
- a director or officer of EZEE Rider; - any principal security holder; - any promoter of EZEE Rider; or - any relative or spouse, or relative of such spouse, of the above referenced persons.


                            Description Of Securities


EZEE Rider is authorized to issue of up to 20,000,000 common shares, $.001 par value per share. There are no other classes of stock. The following summary does not purport to be complete. You may wish to refer to our articles of incorporation and bylaws, copies of which are available for inspection. None of the holders of our capital stock has preemptive rights or a right to cumulative voting.

As of May 4, 2001, there were 960,000 shares of common stock issued and outstanding. The board of directors may issue additional shares of common stock without the consent of the common stockholders.


Voting Rights. Each outstanding share of common stock is entitled to one vote. The common stockholders do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose.

No Preemptive Rights. Holders of common stock are not entitled to any preemptive rights.

Dividends And Distributions. Holders of common stock are entitled to receive such dividends as may be declared by the directors out of funds legally available for dividends and to share pro-rata in any distributions to holders of common stock upon liquidation or otherwise. However, we have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.


Capitalization. The following table sets forth our capitalization as of December 31, 2000. Our capitalization is presented on an actual basis and on a pro forma basis to give effect to net proceeds from the sale of 25%, 50%, and 100% of the number of shares (1,000,000) we plan to sell in this offering.


------------------------------------------ ------------------ ---------------- ----------------- -----------------

                                             Actual as of      Assuming 25%    Assuming 50% of    Assuming 100%
                                           December 31, 2000    of Offering        Offering        of Offering
Stockholders' equity

------------------------------------------ ------------------ ---------------- ----------------- -----------------

Common Stock, $0.001 par value;                       $  960         $  1,210          $  1,460         $   1,960
20,000,000 shares authorized
Additional Paid In Capital                             8,640           81,390           185,140
                                                                                                          407,640
Deficit Accumulated in the                          (11,534)         (11,534)          (11,534)
   Development Period                                                                                    (11,534)

------------------------------------------ ------------------ ---------------- ----------------- -----------------
------------------------------------------ ------------------ ---------------- ----------------- -----------------

Total Stockholders' Equity                         $ (1,934)         $ 71,066         $ 175,066        $  398,066

========================================== ================== ================ ================= =================


                              Plan Of Distribution



The Shares offered hereby are being offered on a "best efforts" basis by Platinum Investments Corporation as a non-exclusive selling agent for EZEE Rider. Platinum Investments Corporation will receive a selling commission equal to 8% of the initial public offering price ($0.04 per share) for all shares sold by Platinum Investments Corporation.

All proceeds from the sale of the shares will be transmitted by noon of the next business day following receipt thereof to EZEE Rider.

Prior to this offering, there has been no public market for the shares. The price at which the our securities are being offered has been arbitrarily determined by EZEE Rider Corp. There is no inherent relationship between the offering price and the our assets, book value, net worth, or any other economic or recognized criteria of value. The offering price of $0.50 per Share was determined by EZEE Rider Corp. after considering, among other factors, the total amount of capital required to conduct the proposed business of the Company, the price per share which might be expected to be acceptable to subscribers, and dilution to be experienced by subscribers.

Prior to this offering, Platinum Investments Corporation has not assisted EZEE Rider in the offer or sale of any securities.

We may provide any Platinum Investments with a list of persons whom we believe may be interested in purchasing shares in this offering. Platinum Investments may sell a portion of the shares to any such person if he resides in a state where the shares can be sold and where Platinum Investments can sell the shares. Platinum Investments is not obligated to sell any shares to any such person and will do so only to the extent that such sales would not be inconsistent with the public distribution of the shares. We are unaware of any person, including any affiliate, who intends to finance any portion of the purchase price of the shares to be acquired in this offering. It is not intended that the proceeds from this offering will be used, directly or indirectly, to enable anyone to purchase shares.



                              Method Of Subscribing


You may subscribe by completing and delivering our form of subscription agreement to Platinum Investments Corporation. The subscription price of $0.50 per share must be paid by check, bank draft, or postal or express money order payable in United States dollars to the order of EZEE RIDER CORP. Certificates for shares of common stock subscribed for will be issued as soon as practicable after termination of the offering. There is no minimum amount which must be purchased by a subscriber.



                                 Expiration Date


The subscription offer will expire ___________________ [90 days from the date of this prospectus] or on such earlier date as we shall determine in our discretion. In the event that all of the shares being offered are not sold by _____________, 200__, we may extend the offering for up to an additional 90 days.

                                 Right To Reject


We reserve the right to reject any subscription in our sole discretion and to withdraw this offer at any time prior to our acceptance of the subscriptions received, if acceptance of a subscription would result in the violation of any laws to which we are subject. In the case where we reject any subscription, the subscriber will be notified by mail and the subscriber's money will be returned no more than three business days following our receipt of the signed subscription agreement and subscriber's funds.



                                    No Escrow


We have not established an escrow account and we are employing the funds as they are being raised. This offering is not subject to any minimum subscription level, and therefore any funds received from a purchaser are available to us and need not be refunded to the purchaser.



                                 Transfer Agent

We will serve as our own transfer agent and registrar for the common stock until such time as our registration on Form SB-1 is effective and then we intend to retain American Registrar & Transfer Co., P.O. Box 1798, Salt Lake City, UT 84110.


                         Sec Position On Indemnification


Our bylaws provide that each officer and director of EZEE Rider shall be indemnified by EZEE Rider against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

The indemnification provisions of our bylaws diminish the potential rights of action which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause EZEE Rider to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because EZEE Rider does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, is unenforceable.


                                  Legal Matters

Certain matters relating to the legality of the Common Stock offered hereby will be passed upon for us by Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, CO 80231

                                     Experts


The financial statements as of December 31, 2000, and for the fiscal period from inception (July 12, 2000), of EZEE Rider included in this Prospectus have been audited by Daniel J. Baier, CPA, P.C., independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

                              Available Information

EZEE Rider has not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the Securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our securities, you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.


                             Reports To Stockholders

As a result of filing the registration statement, we will become subject to the reporting requirements of the Exchange Act, and will be required to file periodic reports and other information with the Commission. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.


   Financial Statements                                                                                 Page


   Audited Financial Statements at December 31, 2000:

     Report of Independent Certified Public Accountant                                                    22

     Balance Sheet at December 31, 2000                                                                   23

     Statement of Loss from Inception (July 12, 2000) to December 31, 2000                                24

     Statement of Cash Flows from Inception (July 12, 2000) to December 31, 2000                          25

     Statement of Shareholders' Equity from Inception (July 12, 2000) to December 31, 2000                26

     Footnotes to Financial Statements December 31, 2000                                               27 - 29



   Unaudited Financial Statements at March 31, 2001:

     Balance Sheet at March 31, 2001                                                                      30

     Statement of Loss from Inception (July 12, 2000) to March 31, 2001                                   31

     Statement of Cash Flows from Inception (July 12, 2000) to March 31, 2001                             32

     Statement of Shareholders' Equity from Inception (July 12, 2000) to March 31, 2001                   33

     Footnotes to Unaudited Financial Statements March 31, 2001                                           34


                                                 2541 Monroe Avenue - Suite 304
                                                   Rochester, New York  14618
Daniel J. Baier, CPA, P.C.                               (716) 271-4550

Certified Public Accountant - Business and Financial Advisory Services



           To the Shareholders of EZEE Rider Corp.


           I have audited the accompanying balance sheet of EZEE Rider Corp. as of December 31, 2000, and the related statements of loss, cash flows and shareholders' equity for the period since inception (July 12, 2000) then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.


           I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.


           In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EZEE Rider Corp. as of December 31, 2000, and the results of its operations and its cash flows for the period since inception ended December 31, 2000 in conformity with generally accepted accounting principles.

           EZEE Rider Corp. is in its start-up phase and has no operating history. EZEE Rider Corp. presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, EZEE Rider Corp. may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated.



                 /S/ DANIEL J. BAIER
           ----------------------------
                  Daniel J. Baier, CPA, P.C.
                  Rochester, New York
                  March 13, 2001

                 EZEE Rider Corp. - A Development Stage Company
                                  Balance Sheet

                                December 31, 2000



                                               Assets
                Cash                                                                             $ 1,821


                                                                                      -------------------

                                            Total Assets                                         $ 1,821

                                                                                      ===================


                                Liabilities and Shareholder's Equity

                Accounts Payable                                                                 $ 1,500
                Taxes Payable                                                                        150

                                                                                      -------------------

                                             Liabilities                                           1,650

                                                                                      -------------------


                Common Stock - $.001 Par Value - 20,000,000 Shares Authorized -                      960
                960,000 Shares Outstanding
                Paid In Capital                                                                    8,640
                Deficit Accumulated In The Development Stage                                     (9,429)

                                                                                      -------------------

                                        Shareholder's Equity                                         171

                                                                                      -------------------


                             Total Liabilities and Shareholder's Equity                          $ 1,821

                                                                                      ===================


               See Accompanying Footnotes to Financial Statements

                 EZEE Rider Corp. - A Development Stage Company
                                Statement of Loss

                         from Inception (July 12, 2000)
                              to December 31, 2000

                 Revenue                                                                   $   -

                                                                               ------------------


                 Expenses
                   Legal and Accounting Expense                                            9,000
                   Miscellaneous Expenses                                                    279
                   Franchise Taxes                                                           150

                                                                               ------------------

                                        Total Expenses                                     9,429

                                                                               ------------------


                 Net Loss                                                              $ (9,429)

                                                                               ==================


                 Average Shares of Common Stock Outstanding                              725,000

                                                                               ==================


                 (Loss) per Common Share                                               $  (0.01)

                                                                               ==================



               See Accompanying Footnotes to Financial Statements

                 EZEE Rider Corp. - A Development Stage Company
                             Statement of Cash Flows
                         from Inception (July 12, 2000)
                              to December 31, 2000

                                                                                        (Uses) /
                                                                                    Sources of Cash
              Operating Cash Flow
                (Loss) for period                                                          $ (9,429)
                Less- Accounts Payable                                                         1,500
                Less- Franchise Taxes Payable                                                    150


                                                                                   ------------------

                                  Net Cash Used By Operations                                (7,779)

                                                                                   ------------------


              Financing
                Sale of Common Stock                                                           9,600

                                                                                   ------------------

                                    Net Cash From Financing                                    9,600

                                                                                   ------------------


              Increase In Cash
              Cash - Beginning
                                                                                                   -

                                                                                   ------------------

              Cash - Ending                                                                 $  1,821

                                                                                   ==================


              Cash Paid for Interest
                                                                                                   -

                                                                                   ==================


              Cash Paid for Income Taxes
                                                                                                   -

                                                                                   ==================






               See Accompanying Footnotes to Financial Statements

                 EZEE Rider Corp. - A Development Stage Company
                        Statement of Shareholders' Equity
                        from Inception (July 12, 2000) to
                                December 31, 2000


                                                                                               Deficit
                                                                                           Accumulated In
                                                                                          The Development
                                                 Number of   Common Stock     Paid In          Stage
                                                  Shares                      Capital                          Total
Balance at Inception (July 12, 2000)
Sale of Common Stock                                 960,000       $   960       $  8,640                       $  9,600
Deficit for the period from Inception                                                           $  (9,429)       (9,429)
   to December 31, 2000

                                               --------------------------------------------------------------------------

Balance at December 31, 2000                         960,000       $   960       $  8,640       $  (9,429)       $   171

                                               ==========================================================================


               See Accompanying Footnotes to Financial Statements

                 EZEE Rider Corp. - A Development Stage Company
                        Footnotes to Financial Statements
                                December 31, 2000


     Note 1 - Organization And Summary Of Significant Accounting Policies

         Organization:

              EZEE Rider Corp. was formed for the purpose of becoming a transportation freight amalgamator arranging for the hauling freight by other small motor carriers with its sole office located in Rochester, New York. EZEE Rider's fiscal year ends on December 31.

              EZEE Rider intends to evolve its business to amalgamate the transport capacity of numerous small common and contract general commodities motor freight carriers in the 48 contiguous United States. EZEE Rider presently does not intend to operate its own tractors and trailers.

         Development Stage Operations:

              EZEE Rider is in its start-up phase and has no operating history. From inception (July 12, 2000) to December 31, 2000, EZEE Rider has not recognized any revenue; also, EZEE Rider has not capitalized any costs associated with its start-up.

         Estimates:

              Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

         Comprehensive Net Income/Loss:

              EZEE Rider's financial statements reflect no items comprising other comprehensive income or loss as prescribed by Statement of Financial Accounting Standard ("SFAS") No. 130 - Reporting Comprehensive Income. Accordingly, the loss shown in the Statement of Loss is equivalent to the comprehensive net loss.

         Loss Per Common Share:

              EZEE Rider's basic and diluted loss per share are substantially equivalent and are computed by dividing the net loss for the period by the average number of common shares outstanding for the period.

         Revenue Recognition:

              EZEE Rider has not recognized any revenue as it is in the early stage of its start-up of operations.


         Cash:

              Cash consists of cash on deposit at a financial institution.

     Note 2 - Development Stage Operations

              EZEE Rider is in its start-up phase and has no operating history. EZEE Rider's business is subject to most of the risks inherent in the establishment of a new business enterprise. The likelihood of success of EZEE Rider must be considered in light of the expenses, difficulties, delays and unanticipated challenges encountered in connection with the formation of a new business, raising operating and development capital, and the marketing of a new product.

              EZEE Rider presently does not have sufficient liquid assets to finance its anticipated funding needs and obligations. If fundraising activities are not successfully completed, EZEE Rider may not be able to meet its obligations as they become due and, accordingly, may not be able to continue its business operations as presently anticipated.


     Note 3 - Related Parties

              There are no related party transactions except for the issuance of common stock to the President of EZEE Rider (see Note 4).


     Note 4 - Common Stock

              EZEE Rider has a single class of Common Stock with a par value of $0.001 per share. There are 20 million shares authorized, and at December 31, 2000, 960,000 shares were issued and outstanding.

              Of the total 960,000 shares of stock issued, 710,000 shares have been issued to or are attributable to the President of EZEE Rider.

              The shares of stock were issued without registration in reliance on an exemption in federal securities laws that permits issuance of stock up to $1 million without registration of the securities.


     Note 5 - Income Taxes

              Income taxes consist solely of state franchise taxes payable.

              EZEE Rider has not recognized any provision for the tax benefits associated with its loss from inception to December 31, 2000. Such loss may be carried forward for tax-return purposes. However, EZEE Rider is unable to predict the nature, timing and extent of near-term profitability; accordingly EZEE Rider presently intends to recognize such carryforward benefits when realized.

              There are no items comprising deferred income taxes.

              A reconciliation of the effective tax rate versus the statutory tax rate is as follows:

                 Net Loss                                              $9,429
                                                                ==============

                 Tax benefit at statutory rate (15%)                   $1,414
                 Unrecorded tax benefit (see above)                    (1,414)
                                                                --------------

                 Tax benefit recorded in financial statements            $ -
                                                                ==============

                 EZEE Rider Corp. - A Development Stage Company
                             Unaudited Balance Sheet
                                 March 31, 2001

                                              Assets
                 Cash                                                                         $1,566

                                                                                   ------------------
                                           Total Assets                                       $1,566
                                                                                   ==================

                               Liabilities and Shareholder's Equity

                 Accounts Payable                                                             $1,500
                                                                                   ------------------
                                           Liabilities                                         1,500
                                                                                   ------------------

                 Shareholder Loan                                                              2,000
                                                                                   ------------------

                 Common Stock - $.001 Par Value - 20,000,000 Shares Authorized -                 960
                 960,000 Shares Outstanding
                 Paid In Capital                                                               8,640
                 Deficit Accumulated in the Development Stage                               (11,534)
                                                                                   ------------------
                                       Shareholder's Equity                                  (1,934)
                                                                                   ------------------

                            Total Liabilities and Shareholder's Equity                        $1,566
                                                                                   ==================


                 See Accompanying Footnotes

                 EZEE Rider Corp. - A Development Stage Company
                           Unaudited Statement of Loss
                         from Inception (July 12, 2000)
                                to March 31, 2001

                                                                        For the Period
                                                                       since Inception       For the Three
                                                                      (July 12, 2000) to   Months Ended March
                                                                        March 31, 2001          31, 2001

      Revenue                                                                     $     -               $    -
                                                                     ------------------------------------------

      Expenses
      Legal and Accounting Expense                                                 10,516                1,516
      Miscellaneous Expenses                                                          868                  589
      Franchise Taxes                                                                 150                    -
                                                                     ------------------------------------------
                              Total Expenses                                       11,534                2,105
                                                                     ------------------------------------------

      Net Loss                                                                $  (11,534)           $  (2,105)
                                                                     ==========================================

      Average Shares of Common Stock Outstanding                                  803,333              960,000
                                                                     ==========================================

      (Loss) per Common Share                                                  $   (0.01)            $  (0.00)
                                                                     ==========================================


      See Accompanying Footnotes

                 EZEE Rider Corp. - A Development Stage Company
                        Unaudited Statement of Cash Flows
                         from Inception (July 12, 2000)
                                to March 31, 2001

                                                                         For the Period
                                                                        since Inception       For the Three
                                                                       (July 12, 2000) to  Months Ended March
                                                                         March 31, 2001         31, 2001
  (Uses) / Sources of Cash
  Operating Cash Flow
  (Loss) for period                                                            $  (11,534)          $  (2,105)
  Less- Accounts Payable                                                             1,500
  Less- Franchise Taxes Payable                                                                          (150)

                                                                      -----------------------------------------
                      Net Cash Used By Operations                                 (10,034)             (2,255)
                                                                      -----------------------------------------

  Financing
  Shareholder Loan                                                                   2,000               2,000
  Sale of Common Stock                                                               9,600
                                                                      -----------------------------------------
                        Net Cash From Financing                                     11,600               2,000
                                                                      -----------------------------------------

  Increase In Cash                                                                   1,566               (255)
  Cash - Beginning                                                                                       1,821
                                                                                         -
                                                                      -----------------------------------------
  Cash - Ending                                                                  $   1,566            $  1,566
                                                                      =========================================

  Cash Paid for Interest                                                           $     -              $    -
                                                                      =========================================

  Cash Paid for Income Taxes                                                       $     -              $    -
                                                                      =========================================

  See Accompanying Footnotes

                 EZEE Rider Corp. - A Development Stage Company
                   Unaudited Statement of Shareholders' Equity
                        from Inception (July 12, 2000) to
                                 March 31, 2001

                                                 Number of    Common Stock      Paid In       Deficit         Total
                                                  Shares                       Capital      Accumulated
                                                                                              In The
                                                                                            Development
                                                                                               Stage
Balance at Inception (July 12, 2000)
Sale of Common Stock                                                $    96       $  9,504                     $  9,600
                                                     960,000
Deficit for the period from                                                                   $  (9,429)
  Inception to December 31, 2000                                                                                (9,429)

                                              --------------------------------------------------------------------------
Balance at December 31, 2000
                                                     960,000             96          9,504       (9,429)            171
                                              --------------------------------------------------------------------------

Deficit for the period from January 1,                                                           (2,105)        (2,105)
  2001 to March 31, 2001

                                              --------------------------------------------------------------------------
Balance at March 31, 2001                                           $    96       $  9,504                   $  (1,934)
                                                     960,000                                    (11,534)
                                              ==========================================================================

See Accompanying Footnotes

                 EZEE Rider Corp. - A Development Stage Company
                   Footnotes to Unaudited Financial Statements
                                 March 31, 2001

1. Interim Financial Statements

     The accompanying unaudited, condensed financial statements for the three month period ended March 31, 2001 has been prepared in accordance with the instructions for SEC Form 10-QSB and, accordingly, do not include all disclosures required by generally accepted accounting principles for complete financial statements.
     .
     In the opinion of management of EZEE Rider Corporation, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation, have been included.

     Interim unaudited financial results should be read in conjunction with the audited financial for the period since inception to December 31, 2000.

     The results of operations for the three months ended March 31, 2001are not necessarily indicative of the operating results to be expected for the fiscal year ending on December 31, 2001.

2. Shareholder Loans

     On March 26, 2001, Southward Investments LLC (the principal shareholder) loaned EZEE Rider Corporation $2,000. The terms of the loan include interest at 7.5% on the unpaid balance and repayment by December 31, 2001.

     On April 25, 2001, Southward Investments LLC (the principal shareholder) loaned EZEE Rider Corporation an additional $1,000. The terms of the loan also include interest at 7.5% on the unpaid balance and repayment by December 31, 2001.

3. Subsequent Event

As described in Note 2, on April 25, 2001, Southward Investments LLC (the principal shareholder) loaned EZEE Rider Corporation an additional $1,000.

 [OUTSIDE BACK COVER PAGE]


No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by EZEE Rider Corp. or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.


Dealer Prospectus Delivery Obligation

Until ________________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                 Part II Information Not Required In Prospectus

Item 1. Indemnification of Directors and Officers

The General Corporation Law of the State of Delaware and our bylaws permit the Registrant to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons were not adjudged liable for negligence or misconduct in the performance of their duties and that the person believed that their conduct was in the corporation's best interests, not opposed to the corporation's best interests, or unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation, unless the court determines that in view of all the circumstances indemnification is deemed proper.


Item 2. Other Expenses of Issuance and Distribution

All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of EZEE Rider will be borne by EZEE Rider. The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting 25%, 50% and 100% of the amount offered, respectively. All amounts are estimates.

------------------------------------------ --------------------- -------------------- -------------------
                                             Assuming 25% of      Assuming 50% of     Assuming 100% of
                                                Offering              Offering            Offering
------------------------------------------ --------------------- -------------------- -------------------
------------------------------------------ --------------------- -------------------- -------------------
SEC filing fee                                           $ 150                $ 150               $ 150
NASD filing fee                                            550                  550                 550
Accounting fees and expenses                             5,000                5,000               5,000
State registration fees                                  7,500                7,500               7,500
Legal fees and expenses                                  5,000                5,000               5,000
Transfer agent fees and expenses                         3,000                3,000               3,000
Printing fees and expenses                              10,000               17,500              22,000
Miscellaneous fees and expenses                         10,800               14,300              16,800
------------------------------------------ --------------------- -------------------- -------------------
------------------------------------------ --------------------- -------------------- -------------------
Expenses of Offering                                  $ 42,000             $ 53,000            $ 60,000
========================================== ===================== ==================== ===================


Item 3. Undertakings

The Registrant hereby undertakes to:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
i)       Include any prospectus  required by section  10(a)(3) of the Securities
         Act; and
ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
          and
iii) Include any additional or changed material information on the plan of distribution.

2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 4.  Unregistered Securities Issued Or Sold Within One Year

In August through October 2000, EZEE Rider sold to 960,000 shares of common stock for $.01 per share with aggregate proceeds of $9,600.

                                      Number Of      Dollar                         Registration
             Purchaser                  Shares       Amount            Date           Exemption
------------------------------------ ------------- ------------ ------------------- --------------
------------------------------------ ------------- ------------ ------------------- --------------
Livingston Realty                        30,000          $300      August, 2000          (1)
Rose Merzel                              30,000          $300      August, 2000          (1)
Esther Meyer                             20,000          $200      August, 2000          (1)
Jerome Miller                            30,000          $300      August, 2000          (1)
ORA Academy                              50,000          $500      August, 2000          (1)
Martin Osber                             20,000          $200      August, 2000          (1)
Alice Safier                             30,000          $300      August, 2000          (1)
Southward Investments, LLC              360,000        $3,600      August, 2000          (1)
Tramdot Development Corp.                30,000          $300      August, 2000          (1)
Chabad Center                            50,000          $500      August, 2000          (1)
Shira Hershoff                           20,000          $200      August, 2000          (1)
David Sukenik                            20,000          $200      August, 2000          (1)
Rachelle Sukenik                         50,000          $500    September, 2000         (1)
Yosef Sukenik                            20,000          $200    September, 2000         (1)
Shraga Sukenik                           20,000          $200    September, 2000         (1)
Michael Diamond                          50,000          $500     October, 2000          (1)
Jessica Diamond                          20,000          $200     October, 2000          (1)
Mahalia Diamond                          20,000          $200     October, 2000          (1)
Amee Horowitz                            20,000          $200     October, 2000          (1)
Stephanie Luxenberg                      20,000          $200     October, 2000          (1)
Suzanne Luxenberg                        50,000          $500     October, 2000          (1)

(1) These shares were issued pursuant to Rule 504 of Regulation D under the Securities Act of 1933, as amended. The sales were made in a private offering and these sales did not result in the offer or sale of more than $1,000,000 of securities during any twelve month period.

With respect to the sales of securities above, no underwriting commissions or discounts were paid on these sales.

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


Item 5.  Exhibits

The following Exhibits are filed as part of the Registration Statement:

Exhibit No.      Identification of Exhibit
     1.1    -    Selling Agent Agreement
     2.1    -    Articles of Incorporation (1)
     2.2    -    By Laws (1)
     3.1    -    Specimen Stock Certificate (1)
     4.1    -    Form of Subscription Agreement (1)
    10.1    -    Consent of Dill Dill Carr Stonbraker & Hutchings, P.C.
                        (incorporated by reference to Exhibit 11.1)
    10.2    -    Consent of Daniel J. Baier, CPA, P.C.
    11.1    -    Opinion re Legality (2)

(1) Documents included as Exhibits to Form SB-1, filed on November 22, 2000.
(2) Documents included as Exhibits to Form SB-1/A, Amendment No. 1, filed on January 30, 2001.






























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


Signatures

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, in the City of Rochester, State of New York, on the ____ day of May, 2001.

EZEE Rider Corp.

         Signature                        Date


By:  /s/  Morris Diamond                  May 4, 2001
     ------------
          Morris Diamond, President
           (principal executive,
           financial
           and accounting officer)


       /s/  Shirley Diamond               May 4, 2001
       ---------------------
            Shirley Diamond, Secretary

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was been signed by the following persons in the capacities and on the dates stated:

Signature                                 Title                  Date


By:  /s/  Morris Diamond                  Director               May 4, 2001
     ------------
          Morris Diamond


       /s/   Shirley Diamond               Director               May 4, 2001
       ---------------------
             Shirley Diamond


       /s/  Martin L. Osber               Director               May 4, 2001
       ---------------------
            Martin L. Osber

Exhibit 1.1    -    Selling Agent Agreement

                             EZEE Rider Corporation
                          2541 Monroe Avenue, Suite 301
                                                 Rochester, New York
                                  716-244-1870

                             SELLING AGENT AGREEMENT
                                   May 1, 2001

Gentlemen:

         We are offering for sale 1,000,000 Shares of common stock of EZEE Rider Corporation, a Delaware corporation (the "Company"), on a "best efforts" basis. The Shares and the terms upon which they are to be offered for sale are more particularly described in the enclosed Prospectus. We invite your participation, as Selling Agent, on the terms and conditions stated herein.

         1.       Offering Price.  The Shares are to be offered to the public
                  -------- -----
at the price of $0.50 per Share (hereinafter called the "Public Offering Price") and shall not be directly or indirectly offered or sold to the public by Selling Agents at any other price during the period this Agreement is in effect.

         2.       Selling Agents.  Members of the National Association of
                  ------- ------
Securities Dealers, Inc. (the "NASD") who shall agree tooffer Shares hereunder (herein referred to as "Selling Agents") will be allowed a commission of eight percent (8%) of the total sales price (i.e., $0.04 per Share) and payable as hereinafter provided. No commission shall be earned or paid unless the Shares are sold on or before a date 90 days from the date of the Prospectus, which date may be extended for up to an additional 90 by the Company.

         3. Subscriptions. We reserve the right to reject all subscriptions, in whole or in part, to make allotments, and to close the subscription books at any time without notice. The Shares allotted to you will be confirmed, subject to the terms and conditions of this Agreement. Payments for Shares sold by you are to be made by check or money order only and shall be made payable to EZEE Rider Corporation. In respect to all Shares sold by you pursuant hereto, you will promptly transmit (by noon of the next business day following receipt) to us all checks and money orders received in payment in the full amount of the Public Offering Price for the number of Shares purchased, without deduction for any commission, in compliance with Rule 15c2-4 under the Securities Exchange Act of 1934 (the "1934 Act"). Your transmittal letter accompanying checks or money orders to us shall set forth the names and addresses, together with Social Security or appropriate tax I.D. numbers, of the purchasers with the number of Shares purchased.

         NO COMMISSIONS SHALL BE PAYABLE, AND ALL SUBSCRIPTIONS ARE SUBJECT TO REJECTION, UNLESS AND UNTIL THE SELLING AGENT HAS COMPLIED WITH THE ABOVE UNDERLINED PROVISION.

         Each sale shall be contingent upon the sale of the Shares being sold on or before a date 90 days from the date of the Prospectus (which date may be extended for up to an additional 90 days by the Company), and upon the acceptance of such sale by the undersigned. In the event any order submitted by you is not accepted, we will return all funds paid by the subscriber. Payment of the selling commissions in respect of each such sale will be made to the Selling Agent by us when and only upon the acceptance of such sale by us. The offering is made subject to the issuance and delivery of the Shares, to the approval of legal matters by counsel, and to the terms and conditions herein set forth.

         If an order is rejected or if a payment is received which proves insufficient or worthless, any compensation paid to the Selling Agent shall be returned by the Selling Agent's remittances in cash.




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



         4. Offering to Public. Shares sold to the public by dealers shall be sold by the Selling Agents as agents for the Company. Neither you nor any other person is, or has been, authorized to give any information or to make any representations in connection with the sale of the Shares other than as contained in the Prospectus. The Selling Agent will not sell the Shares pursuant to this Agreement unless the Prospectus is furnished to the purchaser at least forty-eight (48) hours prior to the mailing of the confirmation of sale, or is sent to such person under such circumstances that it would be received by him forty-eight (48) hours prior to his receipt of a confirmation of the sale. The Selling Agent understands that during the ninety (90)-day period after the first date upon which the Shares of the Company are bona fide offered to the public, all Selling Agents effecting transactions in the Company's securities shall be required to deliver the Company's current Prospectus to any purchasers thereof prior to or concurrent with the receipt of the confirmation of sale. Additional copies of the then current Prospectus will be supplied by the Company in reasonable quantities upon request. No Selling Agent is authorized to act as an agent for the Company except in offering the Shares to the public pursuant to this Agreement.

         5. Compliance with Securities Laws. Upon becoming a Selling Agent, and in offering and selling the Shares, you agree to comply with all applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), the 1934 Act, any applicable state securities or "Blue Sky" laws, and the Conduct Rules of the NASD, including, but not limited to:

         a) IM-2110-1 "Free-Riding and Withholding", b) Rule 2420 "Dealing with Non-Members", c) Rule 2730 "Securities Taken in Trade", d) Rule 2740 "Selling Concessions, Discounts and Other", and e) Rule 2750 "Transactions with Related Persons".

         Upon application, you will be informed as to the states in which we have been advised by counsel to the Company that the Shares have been qualified for sale under the respective securities or Blue Sky laws of such states, but we assume no obligation or responsibility as to the right of any Selling Agent to sell the Shares in any state, or as to any sale therein.

         By acceptance of this Agreement, you represent that you are a member in good standing of the NASD.

         By acceptance of this Agreement, each Selling Agent has assumed full responsibility for thorough and prior training of its representatives concerning the selling methods to be used in connection with the offer and sale of the Shares, giving special emphasis to the NASD's principles of full and fair disclosure to prospective investors, suitability standards, and the prohibitions against "Free-Riding and Withholding."

         Each Selling Agent agrees to indemnify and hold harmless the Company and the other Selling Agents against and from any liability, loss, damage, or expense arising out of any failure by the Selling Agent to comply with the 1933 Act, the 1934 Act, applicable securities laws of any state, the rules and regulations of the Securities and Exchange Commission, or the Rules of Fair Practice of the NASD, due to any act or omission by the Selling Agent.

         6.       Prospectus and Offering.  The Company has filed a
                  ---------- --- --------
Registration Statement on Form SB-1 (File No. 333-50472) with respect to the subject Shares. The Company shall supply the Selling Agent with a copy of the Prospectus included in said Registration Statement within one (1) business day of the Registration Statement being declared effective by the Securities and Exchange Commission Additional copies of the Prospectus will be supplied to you in reasonable quantities upon request.

         7. Liability. Nothing will constitute the Selling Agent an association or other separate entity or partners with us or with each other, but you will be responsible for your share of any liability or expense based on any claim to the contrary. We will not be under any liability for or in respect of any matter connected with this Agreement, except for lack of good faith obligations expressly assumed by us in this Agreement, and any liability due to our act or omission arising under the 1933 Act.

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



         8. Termination. This Agreement shall terminate on a date which is 90 days from the date of the Prospectus (and which may be extended for up to an additional 90 days by the Company), or by either party giving notice of termination to the other at any time, but such termination shall not affect your obligation to comply with the requirements of this Agreement or your right to commissions on orders confirmed by us prior thereto.

         9.       Number of Shares Purchased.  You agree, upon our request,
                  ------ -- ------ ---------
at any time prior to the termination of this Agreement, to report to us the number of Shares purchased by your customers. Your Share allocation is subject to reduction at any time prior to sale confirmations and funds therefor being received by us.

         10.      Notices.  Notice to us should be addressed to us at our
                  -------
office: 2541 Monroe Avenue, Suite 301, Rochester, New York, 14618, with a copy to Craig A. Stoner, Esq., Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado 80203. Notices to you shall be deemed to have been duly given if telegraphed, mailed, or delivered to you at the address set forth by you in this Agreement, or if given verbally and confirmed in writing.

         11.      Confirmation.  If you desire to participate in the offering
                  ------------
of the Shares as hereinbefore set forth, please sign theacceptance below and provide the pertinent information requested.

                             Very truly yours,

                             EZEE Rider Corporation

                             By /s/ Morris Diamond
                                    Morris Diamond, President


Accepted on:               May 4, 2001

Firm Name:                 Platinum Investment Corp.

By:                        /s/ Sean Beard
                               Sean Beard

Address:          4231 Ridge Road, Suite B, Rochester, NY  14626
                  ----------------------------------------------------



Telephone Number:          (716) 720-1810_________________________________

Share Allocation:          1,000,000 Shares _______________________________
                           ------------------------------------------------

Exhibit 10.2 -  Consent of Daniel J. Baier, CPA, P.C.,
                 Certified Public Accountant


                                                2541 Monroe Avenue - Suite 304
                                                  Rochester, New York  14618
Daniel J. Baier, CPA, P.C.                             (716) 271-4550

Certified Public Accountant - Business and Financial Advisory Services

                                                   May 4, 2001


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

I consent to the reference of my firm under the caption "Experts" and to the use of my report on the December 31, 2000 financial statements in the Registration Statement Form SB-1/A dated May 4, 2001 and the related Prospectus of EZEE Rider Corp.for the registration of 1,000,000 shares of common stock.

/s/  Daniel J. Baier
     ----------------------
     Daniel J. Baier


























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